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(3)(i) Articles of Incorporation
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                           ARTICLES OF REORGANIZATION

                      AS ADOPTED BY THE BOARD OF DIRECTORS

                                       OF

                 WILLIAM PENN LIFE ASSURANCE COMPANY OF AMERICA

                                 APRIL 17, 1992


                                   ARTICLE I

     (a) The Company was organized pursuant to "An Act concerning insurance, and declaring an emergency", approved March 8, 1935, being Chapter 162 of the Acts of the Indiana General Assembly of 1935, and Acts amendatory thereof and supplemental thereto.
     (b) The name of the Company as reorganized shall be GLENBROOK LIFE AND ANNUITY COMPANY.
     (c) The domicile of the Company shall be the State of Illinois, and the principal office of the Company shall be located in the Township of Northfield, County of Cook, in the State of Illinois.
     (d) The period of duration of the Company shall be perpetual.


                                  ARTICLE II

The objects and purposes of the Company shall be to make, write and issue the following classes and kinds of insurance:

     (a) Life: Insurance on the lives of persons and every insurance appertaining thereto or connected therewith and granting, purchasing or disposing of annuities. Policies of life or endowment insurance or annuity contracts or contracts supplemental thereto which contain provisions for additional benefits in case of death by accidental means and provisions operating to safeguard such policies or contracts against lapse or to give a special surrender value, or special benefit, or an annuity, in the event that the insured or annuitant shall become totally and permanently disabled, as defined by the policy or contract, shall be deemed to be policies of life or endowment insurance or annuity contracts within the intent of this clause.

               Also to be deemed as policies of life or endowment insurance or annuity contracts within the intent of this clause shall be those policies or riders that provide for the payment of up to twenty-five percent of the face amount of benefits in advance of the time they would otherwise be payable, upon a diagnosis by a physician licensed to practice medicine in all of its branches, that the insured has incurred on of the covered conditions listed in the policy or rider.

     (b) Accident and Health: Insurance against bodily injury, disablement or death by accident and against disablement resulting from sickness or old age and every insurance appertaining thereto.
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     (c)  Legal Expense:  Insurance which involves the assumption of a contractual obligation to reimburse the beneficiary against, or pay on behalf of the beneficiary, all or a portion of fees, costs of expenses related to or arising out of services performed by or under the supervision of an attorney licensed to practice in the jurisdiction wherein the services are performed, regardless of whether the payment is made by the beneficiary individually or by a third person for the beneficiary, but does not include the provision of or reimbursement for legal services incidental to other insurance coverages.

                                  ARTICLE III

     (a) The number of Members of the Board of Directors shall be as provided in the By-Laws, but shall be not less than three, nor more than twenty-one. The Directors shall be elected at each Annual Meeting of the Shareholders for a term of one year. Vacancies in the Board of Directors shall be filled by vote of the Shareholders.
     (b) The corporate powers of the Company shall be vested in the Board of Directors, which shall have power to do any and all acts the Company may do under the law and not otherwise to be preformed by the Shareholders, and shall have the power to adopt By-Laws not inconsistent with law and these Articles for the governance and regulation of the business of the Company.

                                   ARTICLE IV

     The amount of capital stock of the Company shall be Two Million One Hundred Thousand Dollars ($2,100,000), divided into four thousand two hundred (4,200) shares of the par value of Five Hundred Dollars ($500) per share.

                                   ARTICLE V

     The designation of the General Officers of the Company shall be Chairman of the Board, President, two or more Vice-Presidents, Treasurer and Secretary.

                                   ARTICLE VI

     The fiscal year of the Company shall commence on the first day of January and terminate on the thirty-first day of December of each year.

                                  ARTICLE VII

     The Company may indemnify any agent as permitted by Section 10 of the Illinois Insurance Code in its present form or as it may hereafter be amended. The Company shall have the power to purchase and maintain insurance on behalf of any agent against any liability asserted against such agent and incurred as agent or arising out of any person's status as such, whether or not the Company would have the power to indemnify such agent against such liability. The Company shall also have the power to purchase and maintain insurance to indemnify the Company for any obligation which it may incur as a result of such indemnification of an agent.

     Any indemnification provided to an agent shall (a) not be deemed exclusive of any other
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rights to which such agent may be entitled by law or under any by-law, agreement, vote of Shareholders or disinterested Directors, or otherwise, and
(b) inure to the benefit of the legal representative of such agent or the estate of such agent, whether such representative be court-appointed or otherwise designated, and to the benefit of the heirs of such agent. As used in this Article, "agent" shall mean any person who is or was

     (i) a Director, Officer or employee of the Company and/or any subsidiary;

     (ii) a Trustee or a fiduciary under any employee pension, profit sharing, welfare or similar plan or trust of the Company and/or any subsidiary, or

     (iii) serving, at the request of the Company, as a Director, Officer and/or employee of, or in a similar capacity in, another corporation, partnership, joint venture, trust or other enterprise (which, for purposes of this Article, is deemed to include not-for-profit entities of any type), whether acting in such capacity or in any other capacity including, without limitation, acting as a Trustee or fiduciary under any employee pension, profit sharing, welfare or similar plan or trust.

                                  ARTICLE VIII

     The Company shall be bound by all the terms and provisions of the Illinois Insurance Code applicable to similar companies organized or incorporated thereunder.

                                 WILLIAM PENN LIFE ASSURANCE COMPANY OF AMERICA

                                        By:  /s/Louis G. Lower, II
                                             ---------------------
                                             LOUIS G. LOWER, II
                                             Chairman

                                        By:  /s/Michael P. Duncan
                                             --------------------
                                             MICHAEL P. DUNCAN
                                             Vice President, Secretary
                                                    and General Counsel


Attest:

/s/James D. Clements                         Approved   May 28, 1992
- --------------------                                   -------------
JAMES D. CLEMENTS                            State of Illinois
Assistant Secretary                          Department of Insurance
                                             By: /s/Stephen F. Selcke
                                                 --------------------
                                             Director of Insurance